UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: February 14, 2018

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	81-3028414 (I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 9. OTHER EVENTS

Further Discussion Expanded Business Model – ridesharerental.com

The Company’s original business plan as described in its 1-A filings was to develop and market a “single sign-on metasearch application for smartphone users that provides price comparison and booking of available “ridesharing” and taxi services along with select limousine and other public and/or private transportation services (the “Metasearch App”). The Company completed the development of the Metasearch App, however its successful deployment and function is dependant on the availability of data from the major ridesharing companies known as an application programming interface (API). The Metasearch App has been completely developed and is only missing API access to be at full functionality. Thus far, the industry leaders, Uber and Lyft have been reluctant to provide an application programming interface (API) to support the Metasearch App. The Company has not abandoned the Metasearch App, but the above-described technical limitations which are beyond the Company’s control, led the Company to explore additional opportunities in the ridesharing space.

On October 31 of 2017, YayYo Inc. (the “Company”) created a subsidiary, RideShare Car Rentals LLC (“RideShare Rental”) to incubate the concept of a proprietary, peer-to-peer platform to rent vehicles to self-employed ridesharing drivers. As there is high demand and growing market for renting new cars to rideshare drivers that qualify for Uber, Lyft, and other rideshare services, the Company has uniquely positioned itself to fulfill this unsatisfied demand in cities where Uber and Lyft have a strong geographic footprint.

The Company has now deployed this concept as an operating platform, ridesharerental.com (http://www.ridesharerental.com). This platform is a unique, proprietary peer-to-peer car-sharing marketplace that puts the Company’s own fleet of cars, owned under the companies Distinct cars, LLC subsidiary, as well as other fleet owners and selected individual car owners, in touch with rideshare drivers seeking cars, allowing idle cars to be rented by owners to drivers. RideShare Rental sources vehicles from individual and fleet owners to satisfy the ever-increasing demand for drivers entering the rideshare space, matching owners and drivers. Since its initial launch in Los Angeles, CA, the ridesharerental.com platform has experienced increase revenue each month. RideShare Rental plans to launch in additional cities in the near future.

The platform was developed to register owners and drivers, and facilitate the matching of owner inventory to driver demand. Drivers access their rentals through a personal rental dashboard and can easily commence and extend their rental through our platform. Owners access their personal car inventory dashboard and can manage the rental(s) of their car or fleet of cars, through the platform. All transactional aspects of the rentals (including, but not limited to, background checks, terms, deposits and insurance costs) are run securely through the platform. Ridesharerentals.com not only effectively monetizes Company-owned vehicle fleets, but also will further enhance Company revenues and profits by charging transactional fees to other owners and drivers for rental transactions. The rideshare rental platform is available on desktop, iOS and Android devices. The mobile applications are a key component as drivers are more likely to transact via mobile devices. The app has all the same functions as the website, from finding a car, booking a car, to extending rentals.

The Company’s car liability and physical damage insurance policies (“Company Policies”) cover both owners and drivers. The policy covers Company fleet or other owners’ vehicles while rented but not actively operating on either the Uber or Lyft platform. During the periods when drivers are actively operating fleet vehicles on either the Uber or Lyft platforms, Company Policies subordinate to the insurance provided by Uber and Lyft, as applicable.

Ambassador Referral Program

In addition, the Company has further enhanced the monetization of the ridesharerental.com platform by creating and deploying the RideShare Rental Ambassador program. Drivers renting cars from RideShare Rental can join the Ambassador program and refer other drivers to rent from the platform, to provide additional income opportunities. The Company has designed and deployed a referral commissions team matrix that allows for both depth and breadth of commissionable referrals for the participating driver. As participating drivers add additional referred drivers to their down line, they progress in gaining additional levels of commission rewards. Eventually they are able to earn a car as a premium reward. This program requires that the driver continue to rent their vehicle in order to continue receiving their commissions from other drivers' rentals. See full details at http://www.ridesharerental.com/company/ambassador-program-terms-conditions.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,

a Delaware corporation

By:       /s/ Ramy El-Batrawi

Ramy El-Batrawi

Chief Executive Officer

Date:       February 14, 2018